SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Acres Gaming Incorporated
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    004936100
                                 (CUSIP Number)

                                 Sara Beth Brown
                       Vice President and General Counsel
                          International Game Technology
                              9295 Prototype Drive
                               Reno, Nevada 89510
                                 (775) 448-7777
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                 See footnote 1
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box. |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[FN]
  <F1>This amendment relfects an updating of information contained herein and is not being filed as the result of any event.

                     CUSIP NO. 004936100 Schedule 13D


1.    Name of Reporting Persons, S.S. or I.R.S.  Identification Nos. of
      Above Persons

      International Game Technology and IGT

2.    Check the Appropriate Box if Member of a Group (See  Instructions)
      (a) |X|   (b) |_|

3.    SEC Use Only

4.    Source of Funds (See Instructions)

      WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|.

      Not Applicable

6.    Citizenship or Place of Organization

      Nevada

Number of Shares Beneficially Owned by each Reporting Person With:

7.    Sole Voting Power                   See footnote 2

8.    Shared Voting Power                 None

9.    Sole Dispositive Power              See footnote 2

10.   Shared Dispositive Power            None

11.   Aggregate Amount Beneficially Owned by each Reporting Person

      See footnote 2

[FN]
   <F2>  On 1/28/97 IGT, a wholly owned subsidiary of International Game
Technology, purchased 519,481 of Issuer's Series A Convertible Preferred Stock. The shares of Convertible Preferred Stock are convertible one-for-one into shares of Common Stock of the Issuer unless the average closing price of the Issuer's Common Stock for the period of thirty (30) days prior to the date of conversion of the shares of Series A Preferred Stock (the "Average Trading Price Per Share") is less than $9.625 per share in which event the number of shares of Common Stock into which each share of Series A Preferred Stock is convertible will be equal to the quotient of (i) $9.625 and (ii) the Average Trading Price Per Share. Based on the Average Trading Price Per Shares for the period ended September 30, 1999, the 519,481 shares of Series A Preferred Stock were convertible into 2,948,463 shares of Issuer's Common Stock and such number of shares would represent, after giving effect to the issuance of such shares, 24.9% of the Issuer's then outstanding Common
Stock. The actual number of shares of Issuer's Common Stock and the percentage of shares of the Issuer represented by such number depends on the Average Trading Price Per Share at any time that the Issuer's Common Stock price is less than $9.625 per share. The Series A Preferred Stock has certain voting rights and the right to elect one member of the Issuer's Board of Directors, but is not entitled to vote with the Common Stock until conversion of the Series A Preferred Stock into Common Stock.

12. Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) |_|

      Not Applicable

13.   Percent of Class Represented by Amount in Row 11

      See footnote 2

14.   Type of Reporting Person (See Instructions)

      CO

Item 1.  Security and Issuer

This Statement on Schedule 13D (this "Statement") relates to the Series A Convertible Preferred Stock, $.01 par value per share, (the "Issuer Preferred Stock"), of Acres Gaming Incorporated, a Nevada corporation (the "Issuer"), which has its principal executive offices located at 7115 Amigo, Suite 150, Las Vegas, Nevada, 89119.

Item 2.  Identity and Background

This Statement is filed on behalf of International Game Technology, a Nevada corporation, (the "Company") and IGT, a wholly owned subsidiary of the Company ("IGT"). The Company and IGT design, develop and manufacture microprocessor-based gaming products and software systems, and have their principal business address and principal offices at 9295 Prototype, Reno, Nevada 89510.

The directors and executive officers of the Company are set forth as follows:

                                           Principal          Name & Address of
                      Home or Business     Occupation or      Corp. or other Org
Name                  Address              Employment         In Which Employed
--------------------------------------------------------------------------------

Charles N. Mathewson  9295 Prototype       CEO/Chairman       International Game
                      Drive                                   Technology
                      Reno, NV 89510                          9295 Prototype Dr.
                                                              Reno, NV 89510

Albert J. Crosson     9295 Prototype       Vice Chairman,     International Game
                      Drive                Director           Technology
                      Reno, NV 89510                          9295 Prototype Dr.
                                                              Reno, NV 89510

G. Thomas Baker       9295 Prototype       President and      International Game
                      Drive                Chief Operating    Technology
                      Reno, NV 89510       Officer            9295 Prototype Dr.
                                                              Reno, NV 89510

Robert A. Bittman     9295 Prototype       Executive Vice     International Game
                      Drive                President, Product Technology
                      Reno, NV 89510       Development        9295 Prototype Dr.
                                                              Reno, NV 89510

Robert M. McMonigle   9295 Prototype       Executive Vice     International Game
                      Drive                President,         Technology
                      Reno, NV 89510       Corporate          9295 Prototype Dr.
                                           Relations and      Reno, NV 89510
                                           North American
                                           Sales

Raymond  D. Pike      9295 Prototype       Executive Vice     International Game
                      Drive                President,         Technology
                      Reno, NV 89510       Corporate          9295 Prototype Dr.
                                           Development        Reno, NV 89510

Sara Beth Brown       9295 Prototype       Vice President,    International Game
                      Drive                General Counsel    Technology
                      Reno, NV 89510       and Corporate      9295 Prototype Dr.
                                           Secretary          Reno, NV 89510

Anthony Ciorciari     9295 Prototype       Senior Vice        International Game
                      Drive                President,         Technology
                      Reno, NV 89510       Operations         9295 Prototype Dr.
                                                              Reno, NV 89510

Maureen Mullarkey     9295 Prototype       Vice President,    International Game
                      Drive                Finance and Chief  Technology
                      Reno, NV 89510       Financial Officer  9295 Prototype Dr.
                                                              Reno, NV 89510

Wilbur K. Keating     9295 Prototype       Administrative     International Game
                      Drive                Officer for the    Technology
                      Reno, NV 89510       National           9295 Prototype Dr.
                                           Association of     Reno, NV 89510
                                           State Retirement
                                           Administrators and
                                           Director of the
                                           Company

Warren L. Nelson      9295 Prototype       Owner and          International Game
                      Drive                previously         Technology
                      Reno, NV 89510       involved in        9295 Prototype Dr.
                                           management of Club Reno, NV 89510
                                           Cal Neva, a casino
                                           in Reno, Nevada
                                           and Director of
                                           the Company

Frederick B.          9295 Prototype       Retired in 1991    International Game
Rentschler            Drive                from position as   Technology
                      Reno, NV 89510       President and CEO  9295 Prototype Dr.
                                           of Northwest       Reno, NV 89510
                                           Airlines.
                                           Director of the
                                           Company

John J. Russell       9295 Prototype       CEO of the Company International Game
                      Drive                until 1995, now    Technology
                      Reno, NV 89510       serves as a        9295 Prototype Dr.
                                           consultant to the  Reno, NV 89510
                                           Company and as a
                                           Director

Rockwell A. Schnabel  9295 Prototype       Founder and        International Game
                      Drive                Chairman of        Technology
                      Reno, NV 89510       Trident Capital,   9295 Prototype Dr.
                                           Inc. and Director  Reno, NV 89510
                                           of the Company

Claudine B. Williams  9295 Prototype       Chairman of        International Game
                      Drive                Harrah's of Las    Technology
                      Reno, NV 89510       Vegas and Director 9295 Prototype Dr.
                                           of the Company     Reno, NV 89510

The directors and executive officers of IGT are set forth as follows:


                                           Principal          Name & Address of
                      Home or Business     Occupation or      Corp. or other Org
Name                  Address              Employment         In Which Employed
--------------------------------------------------------------------------------

Charles N. Mathewson  9295 Prototype       CEO/Chairman       IGT
                      Drive                                   9295 Prototype Dr.
                      Reno, NV 89510                          Reno, NV 89510

G. Thomas Baker       9295 Prototype       President/COO/CFO, IGT
                      Drive                Director           9295 Prototype Dr.
                      Reno, NV 89510                          Reno, NV 89510

Albert J. Crossen     9295 Prototype       Vice               IGT
                      Drive                Chairman/Director  9295 Prototype Dr.
                      Reno, NV 89510                          Reno, NV 89510

Raymond D. Pike       9295 Prototype       Executive Vice     IGT
                      Drive                President,         9295 Prototype Dr.
                      Reno, NV 89510       Corporate          Reno, NV 89510
                                           Development for
                                           International Game
                                           Technology and
                                           Director of IGT

Maureen Mullarkey     9295 Prototype       Chief Financial    IGT
                      Drive                Officer/Vice       9295 Prototype Dr.
                      Reno, NV 89510       President Finance  Reno, NV 89510

Sara Beth Brown       9295 Prototype       Secretary/Vice     IGT
                      Drive                President/General  9295 Prototype Dr.
                      Reno, NV 89510       Counsel            Reno, NV 89510

During the last five years, no person named above has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or
(b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

All of the directors and executive officers of the Company and IGT are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

Amount: $5,000,000
Source: Working Capital of IGT

Item 4.  Purpose of Transaction.

Investment.

Item 5.  Interest in the Securities of the Issuer.

(a) Number and Percentage of Shares IGT owns 519,481 shares of Issuer's Series A Convertible Preferred Stock.

On 1/28/97 IGT, a wholly owned subsidiary of International Game Technology, purchased 519,481 of Issuer's Series A Convertible Preferred Stock. The shares of Convertible Preferred Stock are convertible one-for-one into shares of Common Stock of the Issuer unless the average closing price of the Issuer's Common Stock for the period of thirty (30) days prior to the date of conversion of the shares of Series A Preferred Stock (the "Average Trading Price Per Share") is less than $9.625 per share in which event the number of shares of Common Stock into which each share of Series A Preferred Stock is convertible will be equal to the quotient of (i) $9.625 and (ii) the Average Trading Price Per Share. Based on the Average Trading Price Per Shares for the period ended September 30, 1999, the 519,481 shares of Series A Preferred Stock were convertible into 2,948,463 shares of Issuer's Common Stock and such number of shares would represent, after giving effect to the issuance of such shares, 24.9% of the Issuer's then outstanding Common Stock. The actual number of shares of Issuer's Common Stock and the percentage of shares of the Issuer represented by such number depends on the Average Trading Price Per Share at any time that the Issuer's Common Stock price is less than $9.625 per share. The Series A Preferred Stock has certain voting rights and the right to elect one member of the Issuer's Board of Directors, but is not entitled to vote with the Common Stock until conversion of the Series A Preferred Stock into Common Stock.

(b) Power to Vote: Dispose of Shares IGT has the sole power to direct the disposition of and vote 519,481 shares of Series A Convertible Preferred Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of the summaries set forth below is qualified in its entirety by reference to the Stock Purchase Agreement, the Registration Rights Agreement and the Certificate of Designation of Preferred Stock, each of which was previously filed as an exhibit hereto and is hereby incorporated by reference in its entirety.

In connection with the acquisition of shares of Series A Preferred Stock of the Issuer, IGT entered into, among other things, a Stock Purchase Agreement and Registration Rights Agreement with the Issuer. The shares of Series A Preferred Stock are convertible one-for-one into shares of Common Stock of the Issuer unless the average closing price of the Issuer's Common Stock for the period of thirty (30) days prior to the date of conversion of the shares of Series A Preferred Stock (the "Average Trading Price Per Share") is less than $9.625 per share in which event the number of shares of Common Stock into which each share of Series A Preferred Stock is convertible will be equal to the quotient of (i) $9.625 and (ii) the Average Trading Price Per Share.

As part of the Stock Purchase Agreement, IGT agreed that neither it nor any of its affiliates would acquire more than 20% of the then outstanding shares of Issuer's Common Stock (including shares into which the Series A Preferred Stock is convertible) prior to the earlier of (i) five years after January 28, 1997 and (ii) the date when the number of shares of Common Stock owned by John F
Acres is less than 1,000,000 shares (adjusted for any stock splits or stock dividends effected after January 28, 1997). In addition, IGT agreed that it would not, without the prior written consent of the Issuer, such consent not to be unreasonably withheld, directly or indirectly sell or transfer any shares of the Series A Convertible Preferred Stock. This restriction does not extend to the shares of any shares of common Stock that may be acquired upon conversion of the Series A Convertible Preferred Stock. In addition, any sale of the shares of Series A Convertible Preferred Stock is subject to a right of first refusal on the part of the Issuer.

The shares of Series A Convertible Preferred Stock entitle IGT to elect one director of the Issuer. In addition, so long as 130,000 shares of Series A Convertible Preferred Stock (such number is to be increased by one share for each additional four shares of Series A Convertible Preferred Stock acquired by IGT anytime after January 28, 1997) the Issuer shall not, without the vote or written consent of the holder of the Series A Convertible Preferred Stock, approve any amendments to its Certificate of Incorporation or do any of the following: (a) alter or change the rights, preferences or privileges of the shares of Series A Convertible Preferred Stock; (b) increase the number of authorized shares of Series A Convertible Preferred Stock or issue any shares of stock with rights, including liquidation preferences, superior to the Series A Convertible Preferred Stock; (c) effect any sale, lease, assignment, transfer or other conveyance of all or substantially all of the assets of the Issuer or any of its subsidiaries or any consolidation or merger involving the Issuer or any of its subsidiaries if the Issuer or its subsidiary is not the surviving corporation, or any consolidation or merger involving the Issuer or any of its subsidiaries if the Issuer or its subsidiaries is the surviving corporation but the holders of the capital stock of the Issuer before the consolidation or merger own less than 50% of the Issuer after the consolidation or merger, or any reclassification or other change of any stock, or any recapitalization of the Issuer, or any voluntary dissolution, liquidation or winding up with the Issuer; or (d) permit any direct or indirect subsidiary or other entity owned by the Issuer to sell any equity security or similar interest or any right to acquire any equity security or similar interest in such entity.

Under the terms of the Registration Rights Agreement, the Issuer granted to IGT three demand registration rights. Such rights may not be exercised until the earlier of the conversion of the Series A Convertible Preferred Stock or December 31, 1997, and any demand for registration must cover at least 35% of the Series A Convertible Preferred Stock. The second demand for registration may not be made until at least twelve months after the first demand was made and the third demand may not be made until at least twelve months after the second demand is made. In addition, the Issuer granted to IGT certain piggy-back registration rights and certain rights to registration on Form S-3.

Item 7.  Material To Be Filed as Exhibits.

Purchase Contract
Registration Rights Agreement
Certificate of Designation of Preferred Stock

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      November __, 1999

IGT


By:
      ====================================



INTERNATIONAL GAME TECHNOLOGY


By:
      ====================================

                                  EXHIBIT INDEX


1. Purchase Contract (incorporated by reference to the Schedule 13D dated January 28, 1997)

2. Registration Rights Agreement (incorporated by reference to the Schedule 13D dated January 28, 1997)

3. Certificate of Designation of Preferred Stock (incorporated by reference to the Schedule 13D dated January 28, 1997)